Exhibit Index on page 3

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

## Form 8-K

## CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

March 31, 2004
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

| New York | 000-24455 | 16-1509512 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

11 Pond View Drive, Pittsford, New York 14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-8549
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

**Item 12.** **<u>Results of Operations and Financial Condition</u>.**

Torvec, Inc. announced first quarter 2004 results in a press release dated March 31, 2004. The press release is attached as an exhibit to this Form 8-K.

**# # #**

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  <u>March 31, 2004</u>                    TORVEC, INC.
                                        (Registrant)
                         By:    <u>/s/ Keith E. Gleasman</u>
                                        Keith E. Gleasman
                                        President

## EXHIBIT INDEX

# TORVEC ANNOUNCES NEW FUNDING
**Wednesday, March 31, 2004**

ROCHESTER, N.Y., Mar. 31/PRNewswire-FirstCall/ -- Torvec, Inc. (OTC Bulletin Board: TOVC.OB - News) announced today that it has raised in excess of $800,000 in the first quarter of 2004 through the sale of restricted securities.  This funding is more than adequate to enable Torvec to continue normal business operations for 2004 and in addition create the budget to continue Torvec's development of its hydraulic pump/motor system, including the manufacture of at least two 6,000 psi units for stand-alone infinitely variable transmissions (IVT) for diesel powered SUVs.  At the same time, Torvec has reduced its normal cost of operations dramatically, including the elimination of more than $400,000 annually in consulting and similar fees.

The 6,000 psi hydraulic pump/motor system is more compact, eliminates another 30% in parts over our current 4,000 psi IVT and will enable Torvec to maximize performance for the EPA's hydraulic launch assist system.

With the elimination of these parts, Torvec's IVT will ultimately have a total of 200 parts compared to a six speed automatic's 720 parts, reinforcing Torvec's claim that its IVT solves fuel and emission problems without economic penalty.

Torvec also announced that it will be filing its Annual Report (Form 10-KSB) with the SEC by April 14, 2004.  This late filing is solely due to an unforeseen delay in the preparation of internal documents to be subject to audit by our registered public accountant.

Torvec, Inc. specializes in automotive and related technology.  The company holds numerous U.S. and international patents protecting inventions such as a steering drive and suspension system for tracked vehicles, infinitely variable transmission, hydraulic pump and motor, constant velocity joint, and spherical gearing.  Ice Surface Development, Inc. is advancing technologies to improve driving experiences for industrial, commercial, and consumer vehicles by eliminating the hassle of ice removal and loss of traction.  For additional information and presentations, please visit www.torvec.com and www.icesurfacedev.com.

This news release contains forward-looking statements that are based on current expectations, estimates and projections about the company and its plans for future operation as well as management's beliefs and assumptions.  Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

_____

Source:  Torvec, Inc.

Media Contact:          Jim Gleasman
                        Torvec, Inc.
                        p 585-248-0840
                        torvec@frontiernet.net